November 27, 2019

Levi Jacobson
President and Chief Executive Officer
Hemp Naturals, Inc.
16950 North Bay Road, Suite 1803
Sunny Isles Beach, FL 33160

       Re: Hemp Naturals, Inc.
           Post-effective Amendment 1 to Offering Statement on Form 1-A Filed November 7, 2019
           File No. 24-10990

Dear Mr. Jacobson:

      We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments.

Post-effective Amendment 1 to Offering Statement on Form 1-A filed November 7, 2019

Financial Statements, page F-1

1. Section (b)(3)(B) of Part F/S of Form 1-A specifies in part that "If...the offering statement is qualified...more than nine months after the most recently completed fiscal year end, include... an interim balance sheet as of a date no earlier than six months after the most recently completed fiscal year end." Please revise to include an interim balance sheet as of a date no earlier than six months after the most recently completed fiscal year end.
       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements before qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action,or absence of action by the staff.
 Levi Jacobson
Hemp Naturals, Inc.
November 27, 2019
Page 2

       You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Jay E. Ingram,
Legal Branch Chief, at (202) 551-3397 if you have any questions.



FirstName LastNameLevi Jacobson                         Sincerely,
Comapany NameHemp Naturals, Inc.
                                                        Division of Corporation
Finance
November 27, 2019 Page 2                                Office of Manufacturing
FirstName LastName